NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

ATLANTA
BALTIMORE
WILMINGTON
MIAMI
BOCA RATON
PITTSBURGH
NEWARK
LAS VEGAS
CHERRY HILL
LAKE TAHOE
MYANMAR
OMAN

A GCC REPRESENTATIVE OFFICE
OF DUANE MORRIS

MEXICO CITY
ALLIANCE WITH
MIRANDA & ESTAVILLO

SRI LANKA
ALLIANCE WITH
GOWERS INTERNATIONAL

May 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:

John Reynolds

Assistant Director

Officer of Beverages, Apparel,

and Mining

Re:	GreenKissNY Inc. Amended Offering Statement on Form 1-A Filed April 20, 2016 File No 24-10541

Dear Mr. Lopez:

On behalf of GreenKissNY Inc. (the “Company”), we hereby submit this letter in response to our telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 2, 2016 regarding the above referenced offering statement of the Company filed with the Commission on Form 1-A (the “Offering Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which reflects additional disclosure based on such telephone conversation.

Specifically, the Company has filed as Exhibit 13.1 to Amendment No. 2 a press release issued on April 21, 2016 through PRWeb, which provides certain business updates. The Company has also modified the press release, which is currently available on PRWeb’s website, to include a legend that reflects the requirements set forth in Rule 255 of the Securities Act of 1933, as amended.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

James Lopez

May 3, 2016

Lastly, Amendment No. 2 includes additional disclosure regarding the Company’s recent installation of Avionte, an enterprise level staffing agency software platform, as well as the Company’s expansion into Texas through its relationship with its client, Blount Fine Foods.

In connection with responding to the conversation with the Staff, the Company acknowledges in Exhibit A that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to Amendment No. 2 or this letter.

Very truly yours,

/s/ David N. Feldman, Esq.
David N. Feldman, Esq.

DNF:bjb

cc:       Ann Anderson, Chief Executive Officer

EXHIBIT A

GreenKissNY Inc.

75 South Broadway

White Plains, New York 10601

Telephone: (914) 304-4323

May 3, 2016

In connection with its response to a telephone conversation with the United States Securities and Exchange Commission on May 2, 2016, GreenKissNY Inc. acknowledges the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
GreenKissNY Inc.

By:	/s/ Ann Anderson
Ann Anderson
Chief Executive Officer